Exhibit 99.2

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

MARCH 31, 2005

CALL-NET ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(millions of Canadian dollars)
	March 31, 2005	December 31, 2004
ASSETS
Cash and cash equivalents	27.6	38.9
Short-term investments	52.0	34.8
Cash, cash equivalents and short-term investments	79.6	73.7
Accounts receivable (note 2)	22.4	22.8
Other current assets (note 3)	25.9	30.2
Total current assets	127.9	126.7
Capital assets (note 4)	437.4	458.3
Intangible assets (note 5a)	44.1	52.2
Other assets (note 5b)	10.6	11.7
Total assets	620.0	648.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities (note 6)	132.9	149.7
Long-term debt (note 7a)	269.8	268.5
Other long-term liabilities (note 7b)	52.8	53.3

Shareholders' equity
Capital stock (note 8)
Common shares, unlimited authorized	47.5	49.7
Class B non-voting shares, unlimited authorized	300.7	298.5
Preferred shares, unlimited authorized	-	-
Contributed surplus	4.5	4.4
Deficit	(188.2)	(175.2)
Total shareholders' equity	164.5	177.4

Total liabilities and shareholders' equity	620.0	648.9

See accompanying notes to the interim consolidated financial statements.

CALL-NET ENTERPRISES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

(millions of Canadian dollars, except per share amounts or otherwise indicated)
	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2005	2004
Revenue	215.8	202.5
Carrier charges	97.4	95.1
Gross profit	118.4	107.4
Operating costs	82.6	80.9
Realignment and restructuring charges (note 11)	(0.4)	-
Depreciation and amortization (notes 4 and 5)	37.1	36.8
Operating loss	(0.9)	(10.3)

Loss on repurchase of long-term debt (note 7(a))	-	(4.0)
Reversal of change in control provision (note 9)	-	4.7
Interest on long-term debt	(7.3)	(9.7)
Interest and other expense	(3.2)	(2.2)
Foreign exchange loss	(2.6)	(8.1)
Loss before taxes	(14.0)	(29.6)
Income tax benefits/(expense)	1.0	(0.3)
Net loss for the period	(13.0)	(29.9)

Deficit, beginning of period	(175.2)	(96.8)
Deficit, end of period	(188.2)	(126.7)

Basic and diluted loss per share (note 12)	(0.36)	(0.84)

See accompanying notes to the interim consolidated financial statements.

CALL-NET ENTERPRISES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(millions of Canadian dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2005	2004
		Restated (note 2)
OPERATING ACTIVITIES
Net loss for the period	(13.0)	(29.9)
Add (deduct) operating items not requiring cash:
Depreciation and amortization (notes 4 and 5)	37.1	36.8
Unrealized foreign exchange loss on long-term debt	1.3	6.0
Realignment and other charges (note 11)	(0.4)	-
Reversal of change in control provision (note 9)	-	(4.7)
Loss on repurchase of long-term debt (note 7(a))	-	4.0
Other non-cash operating expenses	0.9	1.3
Cash provided by operations before changes in non-cash working capital	25.9	13.5
Net change in non-cash working capital balances related to operations	(1.6)	35.1
Cash provided by operating activities	24.3	48.6

INVESTING ACTIVITIES Purchase of short-term investments	(52.0)	(2.6)
Proceeds from short-term investments	34.8	68.6
Acquisition of capital assets	(16.2)	(14.0)
Acquisition of intangible assets (note 10)	(1.6)	-
Increase in deferred costs	(0.3)	(0.5)
Cash provided by (used in) investing activities	(35.3)	51.5
FINANCING ACTIVITIES
Decrease in right-of-way liability	(0.3)	(0.4)
Repurchase of long-term debt (note 7(a))	-	(104.8)
Cash used in financing activities	(0.3)	(105.2)
Net decrease in cash and cash equivalents during the period	(11.3)	(5.1)
Cash and cash equivalents, beginning of period	38.9	56.5
Cash and cash equivalents, end of period	27.6	51.4

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Cash received for interest	0.6	1.7
Cash paid for interest	1.2	2.9
Cash paid for capital and income taxes	0.8	1.0

See accompanying notes to the interim consolidated financial statements.

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

1.	BASIS OF PRESENTATION

Call-Net Enterprises Inc. [the ‘Company’], through its various subsidiaries, including Sprint Canada Inc., Call-Net Technology Services, Inc., Call-Net Communications Inc., Call-Net Carrier Services Inc. and AlternaCall Inc., is an alternative provider of long distance, data, local and wireless telecommunications services to business and residential customers. The interim consolidated financial statements of the Company have been prepared using accounting principles that are in conformity with Canadian generally accepted accounting principles (Canadian GAAP), which are the same as those used in preparing the most recent annual consolidated statements.

These interim consolidated financial statements should be read in conjunction with the most recently prepared annual financial statements. The financial information included herein reflects all adjustments that, in management’s opinion, are necessary for the fair presentation of the interim periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Accounting Changes and Recently Issued Accounting Pronouncements

Vendor rebates

In January 2005, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA) amended EIC-144, ‘Accounting by a customer (including a reseller) for certain consideration received from a vendor’. The standard is effective retroactively for periods commencing on or after February 15, 2005. The standard requires companies to recognize the benefit of non-discretionary rebates for achieving specified cumulative purchasing levels, as a reduction of the cost of purchases over the relevant period, provided the rebate is probable and reasonably estimable. Otherwise, the rebates should be recognized as purchasing milestones are achieved. The Company has reviewed this interpretation and determined there is no material impact as a result of adopting EIC-144.

Variable interest entities

In December 2004, the CICA issued revised Accounting Guideline 15, ‘Consolidation of Variable Interest Entities’ (AcG-15), which was adopted by the Company effective January 1, 2005. AcG-15 clarifies the application of consolidation to those entities defined as ‘variable interest entities’ (VIEs), which are certain entities in which equity investors do not have the characteristics of a ‘controlling financial interest’ or there is not sufficient equity at risk for the entity to finance its own activities without additional subordinated financial support. VIEs will be consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIEs expected losses and/or expected residual returns. The Company has reviewed this interpretation and determined there is no impact as a result of adopting AcG-15.

2.	ACCOUNTS RECEIVABLE

	March 31, 2005	December 31, 2004
Trade receivables	25.3	27.5
Other	0.7	0.6
Allowance for doubtful accounts	(3.6)	(5.3)
	22.4	22.8

1

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Accounts Receivable Securitization Program

In 2003, the Company entered into a five-year accounts receivable securitization program permitting it to sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the Trust) to a maximum of $55.0, which was fully utilized as at March 31, 2005 and December 31, 2004. The Company remains exposed to certain risks of default on the amount of the receivables under securitization. The total amount transferred to the Trust as at March 31, 2005 was $74.7 (December 31, 2004 - $82.3). The Company retains on-going servicing responsibilities, and has a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales are on a fully-serviced basis and the Company does not receive any fees for its on-going servicing responsibilities. The servicing liability as at March 31, 2005 was $0.2 (December 31, 2004 - $0.3). The Trust and its investors have no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust.

During the quarter ended March 31, 2005, the Company recognized a loss of $2.7 (2004 - $1.7) on the securitization of receivables, and a gain on servicing of $0.1 (2004 - $0.1). The Company measures the loss on securitization by applying the same methodology used to estimate the allowance for doubtful accounts. The result is a provision for anticipated credit losses of approximately one per cent. The sensitivity of the current fair value of the retained interest to a 10 to 20 per cent adverse change in this assumption is not material.

Cash flows from the securitization for the quarter are as follows:
	March 31,	March 31,
	2005	2004
		(Restated)
Proceeds from new securitizations during the quarter	-	45.0
Proceeds from collections reinvested during the quarter	139.7	139.5
Proceeds from collections pertaining to the retained interest during the quarter	44.5	32.5

Commencing in the fourth quarter of 2004, the Company presents proceeds from sales of accounts receivables within cash flows from operations on the statement of cash flows. Previously, these had been classified as investing activities. The comparative figures have been restated to conform to the current presentation.

3.	OTHER CURRENT ASSETS

	March 31, 2005	December 31, 2004
Retained interest in securitized receivables	17.5	24.8
Other	8.4	5.4
	25.9	30.2

During the three months ended March 31, 2005, the Company entered into an agreement with a related party (by virtue of the Company’s equity interest of an approximate 7.3 per cent and board representation) to provide the related entity with a line of credit for services provided by the Company to a maximum of $1.0. Repayments against the outstanding balance will commence no later than December 31, 2005 and all amounts drawn must be fully repaid by October 31, 2006. Interest will be applied to the outstanding balance at an annualized compounded interest rate of 10.25 per cent commencing March 31, 2006. As of March 31, 2005, the outstanding balance of $0.7 is included in other current assets.

2

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

4.	CAPITAL ASSETS

	March 31, 2005			December 31, 2004

	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Multiplex and telephone switch equipment	494.1	215.1	279.0	491.4	197.6	293.8
Fibre optic cable	109.8	21.8	88.0	109.8	19.9	89.9
Computer equipment and software	180.2	129.6	50.6	175.1	121.7	53.4
Buildings	14.1	1.2	12.9	14.1	1.1	13.0
Leasehold improvements	12.5	10.0	2.5	12.2	9.5	2.7
Furniture and fixtures	10.4	6.5	3.9	10.4	5.4	5.0
Land	0.5	-	0.5	0.5	-	0.5
	821.6	384.2	437.4	813.5	355.2	458.3

Details of depreciation expense are as follows:
	Three Months Ended	Three Months Ended
	March 31, 2005	March 31, 2004
Depreciation on capital assets	28.9	29.4
Accretion expense on asset retirement liability	0.1	0.1
	29.0	29.5

Included in capital assets are assets under construction and not yet being depreciated of $8.3 (2004 - $17.5).

Included in fibre optic cable assets are right-to-use fibres under IRU agreements with original terms extending to 20 years and net book value totaling $3.1 (2004 - $3.2).

5.	INTANGIBLE AND OTHER ASSETS

(a)	Intangible Assets

	March 31, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Customer relationships	126.7	82.6	44.1	126.7	74.5	52.2

Details of amortization expense are as follows:
	Three Months Ended	Three Months Ended
	March 31, 2005	March 31, 2004
Amortization of customer relationships	8.1	7.3

3

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

(b)	Other Assets

	March 31, 2005	December 31, 2004
Prepaid right-of-way	5.0	5.9
Deferred costs and other assets	5.0	5.2
Investment, at cost	0.6	0.6
	10.6	11.7

Details of amortization expense are as follows:
	Three Months Ended	Three Months Ended
	March 31, 2005	March 31, 2004
Amortization of deferred costs recorded as carrier charges	0.7	0.4

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2005	December 31, 2004
Accrued liabilities and trade payables	60.0	74.1
Carrier payables	33.0	37.7
Commodity, capital and income tax liabilities	16.9	18.8
Payroll related liabilities	8.8	13.4
Other	14.2	5.7
	132.9	149.7

7.	LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES

(a)	Senior Secured Notes due 2008

	Interest Rate	March 31, 2005	December 31, 2004
Senior secured notes due 2008	10.625%	269.8	268.5

During the three months ended March 31, 2004, the Company purchased for cancellation a total of U.S.$76.4 (CDN$100.8) of the outstanding senior secured notes due 2008 at market prices. The total cost of this purchase to the Company was $104.8 resulting in a loss of $4.0.

The Company’s remaining outstanding U.S.$223.1 senior secured notes mature on December 31, 2008. The senior secured notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The senior secured notes bear interest at 10.625 per cent per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The senior secured notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The senior secured notes are governed by a trust indenture which contains certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

4

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

On or after January 1, 2006, the senior secured notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time-to-time at the following redemption prices, plus accrued and unpaid interest to the redemption date: if redeemed during the 12-month period commencing on January 1, 2006 at 105.313 per cent, January 1, 2007 at 102.657 per cent and January 1, 2008 and thereafter at 100 per cent of the principal amount.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101 per cent of their principal amount plus accrued and unpaid interest to the date of purchase.

(b)	Other Long-Term Liabilities

	Interest Rate	March 31, 2005	December 31, 2004
Right-of-way liability (i)	10.0%	38.1	38.3
Customer relationships liability (note 10)	N/A	10.0	10.0
Lease exit costs (note 11)	N/A	2.4	2.8
Asset retirement obligations (ii)	10.0%	2.3	2.2
		52.8	53.3

(i)  Right-of-way Liability

The right-of-way liability represents the net present value of payments to be made under right-of-way agreements with terms ranging from one to 20 years. The associated assets for the right-of-ways are recorded in capital assets.

(ii)  Asset Retirement Obligations (ARO)

The undiscounted amount of the estimated cash flows required to settle the ARO is $10.3 (December 31, 2004 - $10.3). The present value of the asset retirement obligation was calculated using a credit adjusted discount rate of 10 per cent over a weighted-average period of 50 years.

8.	CAPITAL STOCK

Number of Shares	Common	Class B	Preferred
Balance, December 31, 2004	4,302,011	31,462,025	1
Issued pursuant to stock options	20,249	-	-
Converted during the period, net	(240,200)	240,200	-
Balance, March 31, 2005	4,082,060	31,702,225	1

Dollars	Common	Class B	Preferred
Balance, December 31, 2004	49.7	298.5	-
Converted during the period, net	(2.2)	2.2	-
Balance, March 31, 2005	47.5	300.7	-

5

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Contributed Surplus	Dollars
Balance, December 31, 2004	4.4
Stock-based compensation expense for the period	0.1
Balance, March 31, 2005	4.5

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 common and class B non-voting shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the board of directors. The number of common shares and class B non-voting shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed five per cent of the aggregate outstanding common shares and class B non-voting shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Company’s Plan of Arrangement completed on April 1, 2002 pursant to section 192 of the Canada Business Corporations Act (the Plan of Arrangement). The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3 per cent each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

The following is a continuity of stock options outstanding for which common shares have been reserved:

Common Shares
	Number Outstanding	Weighted-Average Exercise Price Per Share
Balance, December 31, 2004	1,659,984	5.66
Granted during the period	367,500	5.40
Exercised during the period	(20,249)	1.42
Cancelled during the period	(134,751)	7.01
Balance, March 31, 2005	1,872,484	5.56
Exercisable, March 31, 2005	379,907	3.00

6

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

The following table summarizes information about the common shares stock options outstanding at March 31, 2005:

Common Shares
	Options Outstanding			Options Exercisable
		Weighted -	Weighted -		Weighted -
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise	Outstanding at	Contractual	Price	Exercisable at	Price	Expiry
Prices	March 31, 2005	Life in Years	Per Share	March 31, 2005	Per Share	Dates
$0.65 to $0.80	18,817	4.4	$0.67	10,596	$0.68	2009
$1.80	304,367	4.9	$1.80	199,594	$1.80	2010
$2.34	12,000	6.6	$2.34	-	-	2011
$2.64	5,600	6.5	$2.64	-	-	2011
$3.90	11,200	6.3	$3.90	-	-	2011
$4.02	5,000	6.1	$4.02		-	2011
$4.35	94,000	5.3	$4.35		$4.35	2010
$4.60	408,400	5.9	$4.60	136,119	$4.60	2011
$5.15	6,800	5.6	$5.15	2,266	$5.15	2010
$5.40	367,500	6.9	$5.40	-	-	2012
$8.50	638,800	4.0	$8.50	-	-	2009

During the three months ended March 31, 2005, there were no stock options granted for which class B non-voting shares have been reserved. As at March 31, 2005, there were no class B non-voting shares stock options outstanding.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average fair value for options granted during the three months ended March 31, 2005 was $3.40 (2004 - $2.85) using the following assumptions:

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
Risk free interest rate	3.14%	2.14%
Expected dividend yield	0%	0%
Expected volatility, common shares	99.5%	103.1%
Expected time until exercise, in years	3.0	3.0

The total compensation cost recognized for the three months ended March 31, 2005 related to stock options was $0.1 (2004 - $0.5). The amounts transferred from contributed surplus to share capital are negligible for the three months ended March 31, 2005 and 2004.

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 20 per cent or more of the common shares, or 20 per cent of the aggregate shares of the Company, the shareholders and the board of directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2007 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

7

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Restricted Stock Unit Plan

Restricted Stock Units (RSUs) issued pursuant to the Company’s Restricted Stock Unit Plan (RSUP) are subject to vesting provisions, that may include, at the discretion of the board of directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the common shares on the Toronto Stock Exchange (TSX). If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the TSX by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 shares. The maximum term for any RSU is three years. The outstanding RSUs vest in three annual installments of 33.3 per cent each. The resulting compensation expense recorded for the three months ended March 31, 2005 was $0.2 (2004 - $0.2).

The following is a continuity of RSUs outstanding for which common shares have been reserved:

Restricted Stock Units
Number Outstanding
Balance, December 31, 2004	165,001
Cancelled during the period	(60,334)
Balance, March 31, 2005	104,667

Deferred Share Unit Plan

Participants of the Company’s Deferred Share Unit Plan (DSUP) can elect to receive a portion of their annual compensation in the form of Deferred Share Units (DSUs). The number of DSUs received is calculated using the amount of compensation directed to the plan, divided by the share price, based on the five trading day average of the closing price of the common shares or class B non-voting shares as applicable on the TSX. DSUs are redeemable upon the departure of the participant from the Company by the delivery of common shares or class B non-voting shares as applicable, equal to the number of DSUs credited to the participant, or at the participant’s option, the delivery of cash equal to the number of DSUs credited to the participant’s account multiplied by the five day trading average of the closing price of the applicable shares on the TSX on the date of termination. If shares are to be delivered, the shares will be purchased on the TSX by an independent administrator. The resulting additional compensation expense recorded during the three months ended March 31, 2005 was $0.4 (2004 - nil).

The following is a continuity of the DSUs outstanding for which common shares have been reserved:

Deferred Share Units
Number Outstanding
Balance, December 31, 2004	61,168
Granted during the period	26,257
Balance, March 31, 2005	87,425

8

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

9.	CHANGE IN CONTROL PROVISION

On February 20, 2004, the Court of Appeal of Ontario dismissed the appeal of an earlier decision regarding a ‘change in control agreement’. As at April 20, 2004, the 60-day period in which the appellants had to seek leave to appeal to the Supreme Court of Canada expired. The Company reversed a $4.7 provision related to this action during the three months ended March 31, 2004.

10.	ACQUISITIONS

Effective November 20, 2004, the Company acquired significant portions of 360networks Corporation’s business customer base in Ontario, Quebec and Atlantic Canada, from Bell Canada. The acquisition price for the business customer relationships is measured based on three times the average monthly revenue of the acquired customer base in the two months pre and post the closing date of the transaction, and will be paid over a two-year period. The purchase price is estimated at $16.7, and this amount together with approximately $0.9M of transaction costs have been recorded as a customer relationship intangible asset. The purchase price is a preliminary estimate and is subject to adjustment in the second quarter of fiscal 2005. At March 31, 2005, $5.0 of the purchase price was included within accrued liabilities and $10.0 was included in other long-term liabilities (note 7(b)).

Concurrently, the Company entered into a two-year transitional services agreement under which Bell Canada will provide technical and operational services to the newly acquired customer base and in exchange be paid approximately 70 per cent of the total retail revenue with a minimum monthly payment of approximately $2.0. The payments are recorded within carrier charges and operating costs based on a split of 50 percent and 20 percent, respectively, in the interim consolidated financial statements based on management’s best estimate of fair value. The Company also has entered into an option agreement under which the Company has a specified period of time to determine which assets used to service the acquired customers it may wish to acquire from Bell Canada at the end of the transitional services agreement. As consideration for the option, the Company expects to pay up to $2.3, or 7.5 per cent of the expected $30.0 maximum price payable for the assets in the second quarter of fiscal 2005.

On February 13, 2004, the Company acquired the remaining 25 per cent non-voting shares and 76 per cent voting shares of Time ICR that it did not own for $0.4. This acquisition has been accounted for as a business combination using the purchase method, and the results of operations were included in these consolidated financial statements from the dates of acquisition. The purchase price was allocated to the net identifiable assets acquired based on their estimated fair values.

11.	REALIGNMENT AND RESTRUCTURING CHARGES

(a)
As at December 31, 2004, the Company recorded a special charge of $7.8 for severance incurred as part of its plan to improve organizational effectiveness by consolidating its corporate, operations, marketing and provisioning functions. During the quarter, payments of $4.2 were made and a reduction of $0.8 to the accrual was recorded primarily due to changes in business circumstances requiring a revision to the initial plan. Furthermore, an additional charge of $0.4 was recorded in the quarter for the final stage of the reorganization. As at March 31, 2005, $0.6 of this provision was included in accounts payable and accrued liabilities, and is expected to be paid in the second quarter of fiscal 2005.

9

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Severance Provision
Balance, December 31, 2004	5.2
Payments made during the quarter	(4.2)
Revisions to accrual during the quarter	(0.4)
Balance, March 31, 2005	$0.6

(b)
In 2002, the Company recorded a restructuring charge for lease termination costs incurred as part of its plan to further streamline and focus its operations. As at March 31, 2005 and December 31, 2004, the current portion of $1.1 and $1.0, respectively, of the lease exit cost liability was included within accrued liabilities, and $2.4 and $2.8, respectively, was included in other long-term liabilities. The remaining facility lease exit costs balance will be paid over the terms of the related leases up to 2010.

Lease Exit Costs
Balance, December 31, 2004	$3.8
Payments made during the period	(0.3)
Balance, March 31, 2005	$3.5

12.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of common shares and class B non-voting shares outstanding during the period (March 31, 2005 - 35,771,594; March 31, 2004 - 35,580,021). Due to a loss for all periods presented, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive. As at March 31, 2005 and 2004, the Company had 1,872,484 and 1,751,467 stock options outstanding, which could be dilutive to future periods. For these same periods, it had 104,667 and 346,001 RSUs, and 87,425 and 38,592 DSUs, which could be dilutive to future periods.

13.	SEGMENT INFORMATION

The Company is a facilities-based carrier of long distance, data, local, enhanced voice and wireless communications services. It offers different products or services to three market segments: (i) Consumer Services including residential and small office and home office customers (ii) Business Services, including small, medium and large business and government customers and (iii) Carrier Services including other providers and carriers of telecommunications services.

During the fourth quarter of 2004, the Company changed the allocation of the Consumer Services system access fees to allocate to all products based on revenues. Previously, the Consumer Services system access fees were included in long distance revenue only. Accordingly, segment information of comparative periods has been restated to reflect this change. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business division as assets are shared by all segments. The Company did not have an economic dependence on any one customer for the three months ended March 31, 2005 or for prior periods presented.

10

CALL-NET ENTERPRISES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Customer Segments

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and other	Total
Three months ended March 31, 2005
Long distance	32.2	37.7	25.7	-	95.6
Data	2.6	45.2	11.1	-	58.9
Local	38.2	18.2	2.0	-	58.4
Wireless	2.9	-	-	-	2.9
Total revenue	75.9	101.1	38.8	-	215.8
Operating costs	(24.1)	(19.4)	(1.8)	(37.3)	(82.6)
	51.8	81.7	37.0	(37.3)	133.2
Carrier costs					(97.4)
Depreciation and amortization					(37.1)
Realignment, restructuring and other charges					0.4
Operating loss					(0.9)

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and other	Total
Three months ended March 31, 2004
Long distance	40.0	39.5	34.8	-	114.3
Data	3.6	33.5	11.8	-	48.9
Local	26.8	9.3	1.3	-	37.4
Wireless	1.9	-	-	-	1.9
Total revenue	72.3	82.3	47.9	-	202.5
Operating costs	(31.3)	(18.3)	(2.2)	(29.1)	(80.9)
	41.0	64.0	45.7	(29.1)	121.6
Carrier costs					(95.1)
Depreciation and amortization					(36.8)
Operating loss					(10.3)

14.	SUBSEQUENT EVENT

On May 2, 2005, the Company entered into a letter of agreement with Bell Canada to purchase certain local and interexchange carrier network assets in New Brunswick and Nova Scotia for a purchase price of $12.6, and to purchase an option to acquire certain other CLEC network assets, valued at $22.4 in Eastern Canada.  The cost of the option is $1.7, payable immediately.  The balance of the purchase price for the optioned assets, to a maximum of $20.7, is payable upon delivery of the assets which will occur upon exercise of the option, expected at the end of 2006.   The letter of agreement also provides for the extension of the transitional services agreement by 12 to 18 months beyond the initial term which was set to end December 31, 2006.

11

MANAGEMENT’S ISCUSSION & ANALYSIS
For the period ending March 31, 2005

Management’s Discussion and Analysis (MD&A) is intended to help readers understand the dynamics of our business and the key factors underlying our financial results. It explains trends in our financial condition and results of our operations for the quarter ended March 31, 2005 compared with our operating results for the quarter ended March 31, 2004. It also compares our balance sheet as at March 31, 2005 to our balance sheet as at December 31, 2004. This MD&A should be read in conjunction with our interim consolidated financial statements for March 31, 2005 and audited consolidated financial statements and MD&A for December 31, 2004. Additional information relating to our company, including our annual information form (AIF), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions. Statements that are not historical fact and are based on current expectations, estimates and assumptions are forward-looking statements.

This MD&A contains forward-looking statements about our business. Inherent in these statements are known and unknown risks, uncertainties, and other factors that may cause the results, performance or achievements of our company to differ materially from those expressed or implied by such statements. Such factors include, among others, general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition and our ability to attract and retain key employees.

NON GAAP FINANCIAL MEASURES

Certain financial measures used in this MD&A do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below is a definition of each of the non-GAAP financial measures used in this MD&A. At the point where each non-GAAP financial measure is first discussed, a table has been provided to reconcile that financial information to the most directly comparable GAAP measure.

EBITDA
Earnings before interest, taxes, depreciation and amortization (EBITDA) is a financial metric used to analyze operating results. We define EBITDA as revenue less carrier charges and operating costs, and we use it as a benchmark of operating performance and as a component in determining management’s short and long-term incentive compensation. We caution you that EBITDA as calculated by us may not be comparable to similarly titled amounts reported by other companies.

Free Cash Flow
We define free cash flow as EBITDA less financing costs (including interest expense on long-term debt, servicing fees, bank charges and any late payment charges), cash income taxes paid, net capital expenditures and the cash component of changes in deferred costs. We use free cash flow as a measure of our ability to maintain operations, service debt and grow our business.

OVERVIEW

CALL-NET’S BUSINESS

We are a national, full-service, facilities-based telecommunications alternative to the long-established telephone companies, known as incumbent local exchange carriers or ILECs. Primarily through our wholly-owned subsidiary Sprint Canada Inc. (Sprint Canada), we offer home phone, long distance, dial-up Internet and wireless services to residential customers in Canada’s largest metropolitan areas. We also offer local, enhanced voice, long distance, data and Internet protocol (IP) solutions to Canadian businesses and governments of all sizes.

We provide services to three types of customers: consumers, businesses and other communications companies. Services to the first two are offered largely under the Sprint Canada brand, while services to the third group, called carriers, are delivered under the Call-Net brand.

BUSINESS STRATEGY

Our mission is to leverage proven technologies and outstanding people to deliver telecommunications services in a smart and simple way.

In order to deliver on that mission, our business plan identifies five areas of focus:

•	Identify, develop, and exploit profitable segments within the Canadian communications marketplace
•	Provide competitive services and solutions that optimize partner relationships, internal capabilities and the regulatory environment
•	Hire, train and recognize outstanding people that exemplify our values
•	Differentiate through superior sales and customer service
•	Be financially prudent with respect to cash flow, capital expenditure and acquisitions

FIRST QUARTER 2005 OPERATING RESULTS

HIGHLIGHTS

Revenue Growth
In the first quarter of 2005, our total revenue grew by $13.3 million, or seven per cent compared to the same quarter last year. Consistent with previous quarters, year-over-year growth in our Business Services and Consumer Services operations was offset somewhat by declines in Carrier Services revenue, which now represents 18 per cent of total company revenue, down from 24 per cent in the same quarter last year. First quarter revenue includes the full impact of the Bell/360 acquisition.

Data and local services continue their strong growth and each represent 27 per cent of consolidated revenue, up from 24 per cent and 19 per cent respectively from the same quarter last year. Our exposure to long distance pricing continues to decline, with long distance comprising 44 per cent of total revenue in the quarter, down from 56 per cent in the same quarter last year.

First Quarter Revenue by Product

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year

Long distance service	95.6	114.3	(18.7)	(16%)
Data service	58.9	48.9	10.0	20%
Local service	58.4	37.4	21.0	56%
Wireless service	2.9	1.9	1.0	53%
Total revenue	215.8	202.5	13.3	7%

We operate two growth businesses; Consumer Services and Business Services. The revenue in each of these businesses continued to grow in the first quarter compared to the same quarter last year; Consumer Services by five per cent and Business Services by 23 per cent. Growth was fueled by our ongoing migration into new products and services. In Consumer Services, this means bundled home phone service; while in Business Services, it means local and data - especially IP-enabled data services, and the inclusion of the Bell/360 transaction. Our Carrier Services business declined by 19 per cent, reflecting continued declines in pricing in this market.

First Quarter Revenue by Product and by Business

	Three Months Ended March 31, 2005
	Revenue dollars (millions)				Revenue percentage
	Total	Consumer	Business	Carrier	Total	Consumer	Business	Carrier
Long distance service	95.6	32.2	37.7	25.7	45%	15%	18%	12%
Data service	58.9	2.6	45.2	11.1	27%	1%	21%	5%
Local service	58.4	38.2	18.2	2.0	27%	18%	8%	1%
Wireless service	2.9	2.9	-	-	1%	1%	0%	0%
Total revenue	215.8	75.9	101.1	38.8	100%	35%	47%	18%

We continued our success in selling local and home phone service bundles, adding 25,300 net consumer lines and 4,900 net equivalent business lines for a total of 30,200 lines in the quarter and bringing our total number of local line equivalents to over 495,000. Overall churn for the quarter was 2.1 per cent, down from 2.2 per cent in the same quarter last year

Lines and Customers

	2005	2004
	Q1	Q4	Q3	Q2	Q1
		(restated)[3]
Consumer home phone service net adds	25,300	25,500	26,800	27,300	25,200
Business local line equivalents net adds	4,900	68,100	7,700	7,900	8,800
Consumer home phone service lines	336,100	310,800	285,300	258,500	231,200
Business local line equivalents[1]	159,000	154,100	86,000	78,300	70,400
Total local lines	495,100	464,900	371,300	336,800	301,600
Average monthly churn[2]	2.1%	2.1%	2.7%	2.1%	2.2%
Consumer long distance customers	541,600	545,100	544,700	587,600	583,200
Consumer dial-up customers	46,200	51,700	55,900	60,200	63,600
Consumer wireless lines	31,900	30,600	27,000	22,400	18,300

[1]	Business local line equivalents include primary rate interfaces (PRIs) quantified as 23 individual business lines (IBLs).
[2]	Average monthly churn equals monthly disconnections divided by the average number of lines per month.
[3]	The restatement in business local lines is due to the reclassification of 6,000 lines from retail to wholesale in the Bell/360 customer base.

Home phone service bundles continue to grow
We have focused on selling product bundles to our consumer customers using home phone service as the foundation product, in an effort to reduce churn and increase our share of our customers’ monthly communications spend. In the first quarter of 2005, 71 per cent of Consumer Services revenue came from customers who purchased more than one product from us, as compared to 56 per cent in the same quarter last year. Most of these customers purchased a bundle of home phone and long distance services, while some took additional products such as a wireless second line or dial-up Internet access.

We believe that our bundled home phone service business has many characteristics desirable in consumer telecommunications, including a relatively stable monthly spend consisting of basic service, features and long distance service, a healthy contribution to margin, low churn, a reliable cost of acquisition, and the potential for significant growth of the customer base.

Residential Home Phone Service Bundles

	Three Months Ended
	March 31, 2005	March 31, 2004	Change from prior year
Consumer home phone service lines
Gross additions	46,800	40,600	6,200	15%
Net additions	25,300	25,200	100	0%
Churn	2.2%	2.3%		(0.1%)
Average monthly revenue per line	$59.08	$61.25	($2.17)	(4%)
Cost of acquisition ($ millions)
Selling and marketing costs	$8.3	$10.1	($1.8)	(18%)
Activation costs	5.2	4.5	0.7	16%
Total cost of acquisition	$13.5	$14.6	($1.1)	(8%)
Cost of acquisition per line	$288	$359	($71)	(20%)

Customer churn in home phone service in the quarter averaged 2.2 per cent, down from an average of 2.3 per cent in the same quarter last year. Over the past year, we have been able to maintain low churn by focusing on customer retention and improving the credit profile of customers. In addition, two CRTC decisions, one extending the ’no-winback’ period from three months to 12 months (Telecom Decision CRTC 2004-4), and the other directing the ILECs to unbundle home phone service from their high-speed Internet offerings (Telecom Decision CRTC 2003-49), continues to help. According to customer surveys done at the time of disconnect, the principal element of voluntary churn continues to be a desire to have high-speed Internet via asymmetric digital subscriber line (ADSL) and home phone service provided by one supplier. We will address this with the launch of our own facilities-based high-speed Internet product in the second half of 2005.

Average revenue per line (ARPL) includes revenue from home phone and long distance services together with additional bundled revenue from products such as Fido® wireless and dial-up Internet, all divided by the average number of lines. ARPL was down $2.17 per line from the same period last year due to newer customers generally being activated on lower priced plans, declines in the amount of long distance revenue in the bundle, and declines in the proportion of dial-up Internet in the bundle. These decreases are slightly offset by a higher proportion of wireless revenue in the mix and will be enhanced with the launch of Sprint Canada’s high-speed Internet service in the second half of 2005.

Finally, our cost of acquisition and provisioning continues to fall. In the first quarter, we spent an average of $288 to acquire and provision a home phone service line, down from $359 in the same quarter last year. We have seen efficiency improvements in selling, marketing, and provisioning new customers. Activation costs increased by $0.7 million or 16 per cent in the first quarter compared to the same quarter last year, reflecting an increase of 15 per cent in gross additions of home phone service lines.

VoIP - planning for tomorrow, without sacrificing today
In 2004, we launched a voice over Internet protocol (VoIP) service under the name Sprint Canada Internet Phone Service. Customer take-up of this offering is modest and consistent with our expectations. We have committed to deliver the highest quality VoIP service available because we believe that consumers buy service first and technology second. VoIP is an important investment for the future because we believe that consumer adoption of Internet phone service will continue to grow as the reliability of the service improves.

Business Services Enhances Focus on Next-Generation Data and Local Services

IP Enabled Solutions continues to win converts
Our IP Enabled Solutions continues to drive data revenue growth, increasing by 90 per cent in the first quarter of 2005 as compared to the same quarter last year. Our IP solution allows our customers to leverage the benefits of this technology through hybrid networks and has several advantages:

•	A single flexible network that encompasses a range of access types from DSL to ethernet allowing a customer to tailor a solution to precisely match the requirements of each site;

•	A migration path from legacy frame relay service that delivers more bandwidth, more flexibility and a platform for emerging converged IP applications; and
•	An opportunity to simplify customers’ data solutions, moving from disparate services to a single IP platform.

Cross-border services are an important source of growth and profits
We continue to succeed in our initiative with Sprint Communications Company L.P. (Sprint) to win a greater share of the cross-border market. Our revenue from cross-border initiatives grew by 12 per cent in the first quarter of 2005 over the same quarter last year and is now 14 per cent of our Business Services revenue. Sprint and Sprint Canada offer a unique value proposition to North American business in the provision of seamless North American telecommunications services. We expect continued success in 2005.

Local service bundles are attractive in the business market
The small and medium enterprise (SME) market in Canada has been an important source of growth in local service bundles. Not only do we offer SMEs the benefits of local access and long distance services at reduced rates, but we also provide high-speed Internet access. In the first quarter of 2005, business local service revenue increased by $8.9 million, or 96 per cent from the same quarter last year, and contributed to average churn levels of 1.6 per cent. At the end of the first quarter, we had 159,000 local lines in service compared to 70,400 in the same quarter last year; the result primarily, of lines added through the Bell/360 transaction.

BUSINESS UNIT RESULTS

CONSUMER SERVICES

In the consumer segment, we provide home phone, long distance, dial-up Internet access and wireless services to residences and small office home office (SOHO) customers targeting five major urban areas that incorporates more than 33 different municipalities.

Consumer Services Revenue
Over the past year, quarterly consumer revenue has grown by $3.6 million or five per cent to $75.9 million. In general, growth has been driven by our success in selling home phone and wireless service, offset by declines in long distance service and dial-up Internet access revenue.

Consumer Services Revenue and Operating Costs

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
		(restated)
Long distance service	32.2	40.0	(7.8)	(20%)
Data service	2.6	3.6	(1.0)	(28%)
Local service	38.2	26.8	11.4	43%
Wireless service	2.9	1.9	1.0	53%
Total revenue	75.9	72.3	3.6	5%
Consumer Services operating costs	24.1	31.3	(7.2)	(23%)

Local, or home phone service revenue was $38.2 million in the quarter, an increase of 43 per cent or $11.4 million from the same quarter last year. The growth in customer count has been consistent and in this quarter, the revenue from home phone service represents slightly more than 50 per cent of total consumer revenue.

Consumer long distance revenue was $32.2 million, down $7.8 million from the same quarter last year. This is a result of a 21 per cent decline in the average revenue per minute (ARPM) for long distance service over the same quarter last year. Offsetting declines in ARPM, average costs per minute (ACPM) decreased at 15 per cent.

The total volume of long distance minutes grew by approximately two per cent in the first quarter compared to the same quarter last year, driven by a large increase in North American calling under our North American unlimited plan. In the first quarter, long distance revenue accounted for only 42 per cent of our total Consumer Services revenue.

Furthermore, another 42 per cent of long distance revenue comes from customers who buy long distance service in a bundle with home phone service.

Revenue from dial-up Internet customers was $2.6 million for the quarter, a decline of $1.0 million, or 28 per cent from the same quarter last year. The number of subscribers stood at 46,200 at quarter-end, down 27 per cent from the same quarter last year. The loss in number of dial-up customers represents continued migration of Canadian households to high-speed Internet service. We anticipate that Sprint Canada’s own high-speed Internet offering using ADSL technology, which will be available in the second half of 2005, will serve to reverse this decline in data revenue.

Under our bundled wireless service offer using the Fido® brand, we activated 1,300 net new lines in the first quarter, and ended the quarter with 30,100 customers and 31,900 lines. Net additions are running at a slower pace than previous quarters due to the uncertainty over the fate of the Fido® brand in the wake of the acquisition of Microcell Solutions Inc. by Rogers Communications Inc. (Rogers). We are in the process of negotiating with Rogers for continued access to a wireless service offering for Sprint Canada customers and anticipate a resolution of these negotiations during 2005. Revenue from wireless service was $2.9 million for the quarter, up 53 per cent from $1.9 million in the same quarter last year. Churn in wireless service remained low and stable in the quarter at approximately two per cent.

Consumer Services Operating Costs
Operating costs in Consumer Services were $24.1 million, down $7.2 million, or 23 per cent from the same quarter last year. The decrease in operating costs year-over-year is partially the result of the transfer of certain provisioning operations and some marketing functions from Consumer Services. After adjusting for this transfer, operating costs in Consumer Services were down by 15 per cent over the comparable period last year due to productivity and efficiency gains in selling and marketing.

BUSINESS SERVICES

We continue to focus on four initiatives in the business market in Canada:

•	Maintaining and developing our working relationship with Sprint to offer multi-national corporations (MNCs) single-service, single-invoice seamless North American network coverage;
•
Delivering our IP Enabled Solutions at substantial cost savings and time efficiencies to Canadian customers allowing them to integrate legacy systems with next-generation services in an efficient and cost-effective manner;

•	Continuing our enhanced voice services (EVS) initiative by penetrating the call centre sector with complex interactive voice response (IVR) and advanced voice recognition (AVR) applications; and
•	Bundling long distance, local, and high-speed Internet access for small and medium-sized enterprises (SME).

Business Services Revenue
In the first quarter of 2005, our Business Services revenue was $101.1 million, up $18.8 million, or 23 per cent from the same quarter last year. Growth over last year was a result of the inclusion of the Bell/360 transaction, an organic increase in local service, and stronger data service sales - including IP Enabled Solutions, offset by a decline in long distance service.

Business Services Revenue and Operating Costs

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
Long distance service	37.7	39.5	(1.8)	(5%)
Data service	45.2	33.5	11.7	35%
Local service	18.2	9.3	8.9	96%
Total revenue	101.1	82.3	18.8	23%
Business Services operating costs	19.4	18.3	1.1	6%

Business Services data revenue grew in the quarter by 35 per cent compared to same quarter last year. We continue to have success in selling IP Enabled Solutions and the growth of this offering has generally compensated for the decline in legacy data revenue. The effects of the Bell/360 transaction increased data revenue to $45.2 million, an increase of $11.7 million from the same quarter last year. Data service is our single biggest revenue source, accounting for 45 per cent of Business Services revenue.

Long distance revenue declined by five per cent compared to the same quarter last year. Revenue decline was the result of an 11 per cent decrease in ARPM, partially offset by a seven per cent increase in minute volumes. Long distance as a percentage of Business Services revenue continues to decline from a level of 48 per cent in the first quarter of 2004 to 37 per cent in this quarter.

Local service revenue grew by 96 per cent to $18.2 million in the first quarter of 2005. We had 126 per cent more local service lines at the end of the first quarter of 2005 than at the end of the same quarter last year. The majority of the year-over-year line growth came from the inclusion of the Bell/360 local business customers.

Business Services Operating Costs
Business Services operating costs totaled $19.4 million in the first quarter of 2005, an increase of $1.1 million over same quarter last year. This increase is primarily due to the addition of operating expenses associated with the Bell/360 customer base offset by the transfer of certain provisioning operations and some marketing functions from Business Services. After adjusting for these effects, operating costs in Business Services were down by 3.2 per cent over the comparable period last year due to productivity and efficiency gains in selling and marketing.

CARRIER SERVICES

Our strategy is to optimize the contribution from Carrier Services by focusing on profitability. The carrier market has been under substantial pricing pressure for the past several years and the ongoing results of this business unit reflect this industry trend.

Carrier Services Revenue
Carrier Services revenue declined by $9.1 million in the first quarter of 2005, as compared to the same quarter last year. Carrier Services revenue in the quarter totaled $38.8 million, reflecting a 19 per cent decrease from the same quarter last year. Carrier Services revenue comprises approximately 18 per cent of consolidated revenue and 66 per cent of Carrier Services revenue is from long distance service. ARPM in this segment was down 24 per cent as compared to the same quarter last year, but was offset by ACPM declining by 22 per cent from the same quarter last year. Minute volumes declined by approximately two per cent from the same period last year across all segments; Canadian, U.S. and international. ARPM and ACPM generally move together in Carrier Services primarily due to the nature of the bilateral arrangements that are in place with many of the U.S. and international carriers.

Carrier Services Revenue and Operating Costs

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
Long distance service	25.7	34.8	(9.1)	(26%)
Data service	11.1	11.8	(0.7)	(6%)
Local service	2.0	1.3	0.7	54%
Total revenue	38.8	47.9	(9.1)	(19%)
Carrier Services operating costs	1.8	2.2	(0.4)	(18%)

Carrier Services Operating Costs
In the first quarter of 2005, Carrier Services operating costs were $1.8 million, down $0.4 million from the same quarter last year. The decrease in costs is consistent with managing the costs in this segment very tightly and is a consequence primarily of reduced people costs and the transfer of certain provisioning operations and some marketing functions from Carrier Services. ..

CARRIER CHARGES, OPERATING COSTS & OPERATING PROFIT/(LOSS)

CARRIER CHARGES & GROSS PROFIT

Carrier charges were $97.4 million in the first quarter of 2005, or approximately 45 per cent of revenue. This compares to $95.1 million of carrier charges in the same quarter last year representing 47 per cent of revenue in the same quarter last year. The growth in carrier charges was as a result of the following factors:

•	The addition of the Bell/360 customer base and associated revenue;
•	Continued increases in costs associated with the increased volume of local and wireless services; and
•	An increase in the cost of providing data service due to increased volumes.

The reduction in the percentage of revenue consumed by carrier charges is a result of the following factors:

•	A reduction in the cost of providing long distance and data services due to network optimization efforts;
•	The going forward impact of the CDN services decision (Telecom Decision CRTC 2005-6) which reduced access and other related service costs by $4.2 million in the quarter; and
•	One-time retroactive benefits of the CDN services decision amounting to $3.5 million.

The going forward benefits of the CDN services decision in the quarter relates to the period after February 3, 2005, the effective date of the decision. We expect the CDN services savings recorded in the future quarters to be in excess of $6 million per quarter.

Carrier Charges & Gross Profit

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
Carrier charges	97.4	95.1	2.3	2%
% of Revenue	45.1%	47.0%		(1.9%)

Gross profit	118.4	107.4	11.0	10%
Gross profit margin %	54.9%	53.0%		1.9%

The reduction in carrier charges as a percentage of revenue translated into an increased gross profit and a higher gross margin. Gross profit was $118.4 million compared to $107.4 million in the same quarter last year, an increase of $11.0 million or 10 per cent. On a consolidated basis, our profit margin increased from the same period last year across all product categories except for long distance service. The underlying profitability of our non-long distance services continues to improve as we gain economies of scale in local service, and as we make more effective use of the benefits of our hybrid network, leasing when appropriate and building when the economics warrant.

OPERATING COSTS

Overall, first quarter operating costs were $82.6 million, up from $80.9 million in the same quarter last year. The year-over-year increase of $1.7 million in operating costs is due to the inclusion of the operations associated with the Bell/360 base of customers. Operating costs as a percentage of revenue were 38 per cent in the first quarter of 2005, as compared to 40 per cent of revenue in the same quarter last year.

Operating Costs

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
Consumer Services	24.1	31.3	(7.2)	(23%)
Business Services	19.4	18.3	1.1	6%
Carrier Services	1.8	2.2	(0.4)	(18%)
Network operations & corporate	37.3	29.1	8.2	28%
Total operating costs	82.6	80.9	1.7	2%
% of Revenue	38.3%	40.0%		(1.7%)

Network Operations and Corporate Costs
Network operations and corporate costs in the first quarter 2005 were $37.3 million, up from $29.1 million in the same quarter last year. This increase is related to the movement of our provisioning operations and some marketing functions from Consumer, Business and Carrier Services to network operations & corporate administration. After adjusting for this transfer, operating costs in network operations and corporate costs were down by one per cent over the comparable period last year due to productivity and efficiency gains.

OPERATING PROFIT (LOSS)

EBITDA
Primarily as a result of the previously mentioned increase in gross profit, offset somewhat by an increase in operating costs, EBITDA for the first quarter 2005 was $35.8 million, an increase of $9.3 million or 35 per cent over the same quarter last year. EBITDA was almost 17 per cent of revenue in the quarter, up from 13 per cent in the same period last year.

EBITDA & Operating Profit (Loss)

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
Operating profit (loss)	(0.9)	(10.3)	9.4	(91%)
Depreciation & amortization	37.1	36.8	0.3	1%
Realignment & other charges	(0.4)	-	(0.4)
EBITDA	35.8	26.5	9.3	35%

In the first quarter, we reversed a net $0.4 million of the charge established in 2004 to cover the realignment activities announced on September 29th of that year because it was determined that this amount of the provision was not necessary.

Depreciation and amortization charges totaled $37.1 million, a one per cent increase from the same quarter last year. Depreciation and amortization has generally been falling as our ongoing capital spending program has declined but increased slightly in the first quarter relative to the same quarter last year due to the effects of including the amortization of the Bell/360 customer relationships.

As a consequence of the above factors, operating loss was $0.9 million in the first quarter, an improvement of $9.4 million over the same quarter last year.

OTHER EXPENSES

Interest expense on long-term debt in the quarter was $7.3 million, down from $9.7 million in the same quarter last year. The decline in interest expense on long-term debt was a function of: 1) the market purchase of U.S. $76.4 million (approximately Cdn $100.8 million) of senior secured notes in March 2004 and the consequent elimination of interest costs associated with the repurchased notes; and 2) fluctuations in the Canadian dollar exchange rate, which results in fluctuations in Canadian dollar interest payments on our senior secured notes as these notes are denominated in U.S. dollars.

Interest and Other Expenses

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
Gain (loss) on repurchase of long-term debt	-	(4.0)	4.0	(100%)
Reversal of change in control provision	-	4.7	(4.7)	(100%)
Interest expense	(7.3)	(9.7)	2.4	(25%)
Interest & other income (expense)	(3.2)	(2.2)	(1.0)	45%
Foreign exchange gain (loss)	(2.6)	(8.1)	5.5	(68%)
Income tax benefit (expense)	1.0	(0.3)	1.3	(433%)
Total interest & other expenses	(12.1)	(19.6)	7.5	(38%)

In the first quarter, we recorded a foreign exchange loss of $2.6 million primarily due to changes in the principal portion of our long-term debt as a result of the decline in the Canadian dollar against the U.S. dollar. A similar effect occurred in the first quarter of 2004 when the Canadian dollar weakened to a greater extent against the U.S. dollar from the end of 2003. A one cent change in the value of the Canadian dollar against the U.S. dollar changes the principal amount of our long-term debt by approximately $3.3 million.

The net income tax benefit of $1.0 million in the first quarter of 2005 included an income tax benefit equal to $1.5 million resulting from the successful resolution of a tax matter with the Canada Revenue Agency (CRA), offset by income tax expenses of $0.5 million.

NET INCOME (LOSS)

As a consequence of the above factors, we recorded a net loss in the quarter of $13.0 million, or $0.36 per share, compared with a net loss of $29.9 million or $0.84 per share in the same quarter last year.

Net Income (Loss)

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
Operating profit (loss)	(0.9)	(10.3)	9.4	(91%)
Interest & other income (expenses)	(12.1)	(19.6)	7.5	(38%)
Net income (loss)	(13.0)	(29.9)	16.9	(57%)
Earnings per share - basic	(0.36)	(0.84)	0.48	(57%)

CASH FLOW

CASH FLOW FROM OPERATING ACTIVITIES

Operating activities provided $24.3 million of cash in the first quarter compared with $48.6 million in the same quarter last year, which was a decrease of $24.3 million. This decrease was due to several factors, the largest of which related to changes in non-cash working capital, themselves a result of the reclassification of accounts receivable securitization proceeds as an operating cash flow item (see note 2 of the Consolidated Financial Statements for the period ended March 31, 2005). Before changes in non-cash working capital, operating cash flow increased from

$13.5 million in the first quarter of 2004 to $25.9 million in the first quarter of 2005. This increase in operating cash flow resulted from the increased profitability of our operations combined with the fact that 2004 included a one time loss of $4.0 million on the repurchase of long-term debt.

Cash Flow from Operating Activities

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
Net income (loss)	(13.0)	(29.9)	16.9	(57%)
Depreciation & amortization	37.1	36.8	0.3	1%
Foreign exchange loss (gain)	1.3	6.0	(4.7)	(78%)
Reversal of provisions	-	(4.7)	4.7	(100%)
Loss on repurchase of debt	-	4.0	(4.0)	(100%)
Interest & other expense	0.9	1.3	(0.4)	(31%)
Realignment & other charges	(0.4)	-	(0.4)
Operating cash flow	25.9	13.5	12.4	92%
Change in non-cash working capital	(1.6)	35.1	(36.7)	(105%)
Cash flow from operating activities	24.3	48.6	(24.3)	(50%)

CASH FLOW FROM INVESTING ACTIVITIES

Overall, investment activities in the first quarter consumed $35.3 million of cash compared with the generation of $51.5 million in the same quarter last year.

Cash Flow from Investing Activities

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
Acquisition of capital assets	(16.2)	(14.0)	(2.2)	16%
Change in deferred costs & other	(0.3)	(0.5)	0.2	(40%)
Acquisitions	(1.6)	-	(1.6)
Investing cash flow	(18.1)	(14.5)	(3.6)	25%
Change in short-term investments	(17.2)	66.0	(83.2)	(126%)
Cash flow from investing activities	(35.3)	51.5	(86.8)	(169%)

Excluding changes in short-term investments, investment activities consumed $18.1 million, or eight per cent of revenue, as compared to $14.5 million in the same quarter last year. Included in investing cash flow is the first payment for the Bell/360 customer base of $1.6 million, which is shown under acquisitions. This is the first of four payments to be made for the Bell/360 customer base and represents approximately 10 per cent of the total purchase price. Capital investments totaling $16.2 million were made to expand local service, prepare for launch of high-speed Internet, improve existing systems, enhance cost efficiency, and accommodate other new products.

Cash Flow from Financing Activities

Financing activities, mainly related to the retirement of the right-of-way liability, and used $0.3 million in the quarter as compared to $105.2 million in the same quarter last year. In the same quarter last year, there was a repurchase of long-term debt in the amount of $104.8 million.

Cash Flow from Financing Activities

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
Change in right-of-way liability	(0.3)	(0.4)	0.1	(25%)
Repurchase of long-term debt	-	(104.8)	104.8	(100%)
Cash flow from financing activities	(0.3)	(105.2)	104.9	(100%)

FREE CASH FLOW

In the first quarter, we had free cash flow of $10.7 million. This compares with free cash flow of $1.4 million in the same quarter last year. We continue to be free cash flow positive as the strong financial performance in EBITDA is more than sufficient to pay for financing costs, taxes and capital expenditures.

Free Cash Flow

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
EBITDA	35.8	26.5	9.3	35%
Financing costs	(8.3)	(10.3)	2.0	(19%)
Cash income taxes paid	(0.3)	(0.3)	-	0%
Net capital expenditures	(16.2)	(14.0)	(2.2)	16%
Cash component of change in deferred costs	(0.3)	(0.5)	0.2	(40%)
Free cash flow	10.7	1.4	9.3	664%

Change in non-cash working capital & other	(2.9)	32.7	(35.6)	(109%)
Acquisitions	(1.6)	-	(1.6)
Change in right-of-way liability	(0.3)	(0.4)	0.1	(25%)
Repurchase of long-term debt	-	(104.8)	104.8	(100%)

Change in cash, cash equivalents & short-term investments	5.9	(71.1)	77.0	(108%)
Increase (decrease) in short-term investments	(17.2)	66.0	(83.2)	(126%)
Change in cash & cash equivalents	(11.3)	(5.1)	(6.2)	122%

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity position improved slightly in the first quarter from the same quarter last year as our cash and short-term investments balance rose to $79.6 million. This was an increase of one per cent from the same quarter last year. Cash, cash equivalents and short-term investments are generally invested in liquid Canadian dollar or U.S. dollar denominated securities with maturities no greater than one year and having one of the two highest ratings by either the Standard and Poor’s Rating Group or Moody’s Investor Service, Inc.

During the first quarter of 2005, we moved approximately 80 per cent of our cash and short-term investments into U.S. dollar denominated securities in order to partially offset the exposure on the principal portion of our U.S. dollar denominated debt to the fluctuation in the Canadian dollar relative to the U.S. dollar. At quarter-end we had approximately $52.0 million invested in U.S. dollar denominated debt securities. Purchases of U.S. dollar denominated securities in the quarter were made at an average exchange rate of U.S. $1.2142.

Cash Reconciliation

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	March 31, 2004	Change from prior year
Cash & short-term investments - Opening	73.7	150.1	(76.4)	(51%)
Free cash flow	10.7	1.4	9.3	664%
Change in non-cash working capital and other charges	(2.9)	(12.3)	9.4	(76%)
Acquisitions	(1.6)	-	(1.6)
Proceeds from sale of accounts receivable	-	45.0	(45.0)	(100%)
Repurchase of long-term debt	-	(104.8)	104.8	(100%)
Change in right-of-way liability	(0.3)	(0.4)	0.1	(25%)
Cash and short-term investments - Closing	79.6	79.0	0.6	1%

FINANCIAL POSITION

At March 31, 2005, we had current assets of $127.9 million and current liabilities of $132.9 million. Net working capital was a negative $5.0 million, an increase from the negative $23.0 million at December 31, 2004. This $18.0 million change from the prior quarter is primarily due to the reduction of accrued liabilities, trade payables, and carrier payables, offset by an increase in interest payable on long-term debt and the working capital impact of the Bell/360 transaction. Accounts receivables days sales outstanding of 30 days improved from the previous quarter by two days reflecting our ongoing efforts at improving collections.

Working Capital Changes

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	Dec 31, 2004	Change from end of prior year
Total current assets	127.9	126.7	1.2	1%
Accounts payable & accrued liabilities	132.9	149.7	(16.8)	(11%)
Net working capital	(5.0)	(23.0)	18.0	(78%)
Current ratio	1.0	0.9	0.1	11%
Accounts receivable days sales outstanding	30	32	(2)	(6%)

Long-term debt increased by $1.3 million to $269.8 million from the previous quarter resulting from effects of the fluctuating Canadian dollar. Right-of-way liability was $38.1 million, a decrease of $0.2 million from the previous quarter, as payments continue to be made under our right-of-way agreements.

Capital Structure

	Three Months Ended
(in millions of Canadian dollars)	March 31, 2005	Dec 31, 2004	Change from end of prior year
Long-term debt	269.8	268.5	1.3	0%
Right-of-way liability	38.1	38.3	(0.2)	(1%)
Less:
Cash & short-term investments	79.6	73.7	5.9	8%
Prepaid right-of-way	5.0	5.9	(0.9)	(15%)
Total net debt	223.3	227.2	(3.9)	(2%)
Total shareholders' equity	164.5	177.4	(12.9)	(7%)
Total capitalization	387.8	404.6	(16.8)	(4%)
Net debt to capitalization	57.6%	56.2%		1.4%
Common & class B shares outstanding (millions)	35.8	35.8	-	-
Options outstanding (millions)	1.9	1.7	0.2	12%

The increase in cash balance, offset by reduced prepaid right-of-way, contributed in net debt decreasing by $3.9 million from the prior quarter to a total of $223.3 million. Shareholders’ equity was $164.5 million as compared to $177.4 million in the prior quarter, a decrease of $12.9 million which was primarily due to the net loss in the quarter.

Our net debt to net capitalization ratio stood at 57.6 per cent at the end of the first quarter, as compared to 56.2 per cent at the end of the previous quarter. The increase is due to the net capitalization declining at a faster rate than net debt.

REGULATORY ENVIRONMENT

Certain regulatory decisions published by the CRTC during the first quarter of 2005 will have a positive impact on the financial and/or operational performance of Call-Net’s business units going forward. Specifically:

•
The CDN services decision previously referred to (Telecom Decision CRTC 2005-6) lowers the price of CDN facilities and services provided to competitive local exchange Carriers (CLECs). This decision is expected to reduce carrier charges in 2005 by more than $25 million. In addition, we have recovered $3.5 million of expenses related to earlier periods.

•
In Telecom Decision CRTC 2005-14, the CRTC directed Bell Canada and TELUS to grant CLEC access to incumbent local exchange carrier (ILEC) operational support systems (OSS). The ILECs have up to one year from the date of the decision (March 16, 2005) to implement changes required to grant access, at which point CLECs such as Call-Net will be provided with customer status information, facilities status information, installation status information and repair status information. Access to this information should improve efficiencies in the provisioning and support of telephone service and related services such as high-speed Internet, thus increasing levels of customer satisfaction.

•
In Telecom Decision CRTC 2005-17, the CRTC announced a quality of service rate rebate for competitors. Under the plan, ILECs must meet 14 quality of service indicators when dealing with competitors, or they will be forced to pay rebates. Such rebates will depend on the number of indicators missed, up to a maximum of five per cent of the competitors’ one time and monthly charges. While this decision could lead to direct financial compensation to Call-Net, the decision more importantly creates significant incentives for the ILECs to improve the quality of service provided to Call-Net, leading directly to improved service and increased satisfaction for our retail customers.

RELATED PARTY TRANSACTIONS

During the first quarter of 2005, we entered into an agreement with a related entity (by virtue of our equity interest of an approximate 7.3 per cent and board representation) to provide the related entity with a line of credit for services provided by us to a maximum of $1.0 million. Repayments against the outstanding balance will commence no later than December 31, 2005 and all amounts drawn must be fully repaid by October 31, 2006. Interest will be applied to the outstanding balance at an annualized compounded interest rate of 10.25 per cent commencing March 31, 2006. As of March 31, 2005, the outstanding balance of $0.7 million is included in other current assets.

MD&A Fact Sheet

	Three Months Ended
	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,
(millions of Canadian dollars, except per share and minutes data)	2005	2004	2004	2004	2004	2003	2003	2003

Consumer Home Phone Service Bundles
Gross additions	46,800	48,000	51,700	44,700	40,600	46,600	35,200	28,600
Net additions	25,300	25,500	26,800	27,300	25,200	30,600	18,300	12,600
Churn	2.2%	2.5%	3.1%	2.4%	2.3%	2.8%	3.4%	3.5%
End of period lines	336,100	310,800	285,300	258,500	231,200	206,000	175,400	157,100
Line growth (per quarter)	8.1%	8.9%	10.4%	11.8%	12.2%	17.4%	11.6%	8.7%
Average monthly revenue per line (ARPL)	59.08	60.28	61.03	59.86	61.25	60.45	62.10	62.04
Selling and marketing	8.3	7.9	8.2	9.7	10.1	9.3	9.2	6.8
Activation costs	5.2	5.0	5.5	5.5	4.5	5.4	4.8	3.6
Total cost of acquisition	13.5	12.9	13.7	15.2	14.6	14.7	14.0	10.4
Cost of acquisition per line	288	269	265	339	359	315	398	363
Total Revenue
Consumer Services
Long distance service	32.2	33.7	36.0	37.7	40.0	42.5	44.0	37.8
Data service	2.6	2.9	3.2	3.4	3.6	3.8	4.0	4.4
Local service	38.2	35.9	33.1	29.0	26.8	24.1	21.7	19.6
Wireless service	2.9	3.1	2.8	2.5	1.9	1.5	0.1	-
	75.9	75.6	75.1	72.6	72.3	71.9	69.8	61.8
Business Services
Long distance service	37.7	37.7	36.2	37.5	39.5	37.8	38.5	38.3
Data service	45.2	39.5	34.4	35.1	33.5	33.0	33.9	33.9
Local service	18.2	14.7	11.2	10.4	9.3	8.8	8.3	7.4
	101.1	91.9	81.8	83.0	82.3	79.6	80.7	79.6
Carrier Services
Long distance service	25.7	30.3	32.8	31.6	34.8	39.6	41.8	38.3
Data service	11.1	11.1	12.6	11.7	11.8	11.8	11.5	13.1
Local service	2.0	2.2	1.9	1.9	1.3	1.2	1.1	1.3
	38.8	43.6	47.3	45.2	47.9	52.6	54.4	52.7
Total revenue	215.8	211.1	204.2	200.8	202.5	204.1	204.9	194.1

Long Distance Minutes (in thousands of minutes)
Consumer Services	410,044	418,450	391,818	397,920	400,990	390,739	366,248	305,650
Business Services	834,933	773,629	743,139	742,930	782,815	713,172	725,348	692,606
Carrier Services	1,230,958	1,241,533	1,259,324	1,257,978	1,261,622	1,250,727	1,102,970	1,086,160
	2,475,935	2,433,612	2,394,281	2,398,828	2,445,426	2,354,638	2,194,566	2,084,416
Carrier Charges, Operating Costs, Operating Profit & Net Income
Carrier charges	97.4	101.9	103.1	100.5	95.1	96.8	108.5	98.4
Gross profit	118.4	109.2	101.1	100.3	107.4	107.3	96.4	95.7
Operating costs
Consumer Services	24.1	28.0	28.8	31.2	31.3	28.0	26.6	23.2
Business Services	19.4	23.2	18.4	18.3	18.3	16.6	15.9	15.4
Carrier Services	1.8	2.7	2.6	2.2	2.2	0.3	1.2	2.6
Corporate	37.3	23.4	27.2	26.2	29.1	37.5	29.7	30.8
	82.6	77.3	77.0	77.9	80.9	82.4	73.4	72.0
Operating loss	(0.9)	(11.5)	(7.8)	(13.3)	(10.3)	(13.7)	(15.8)	(23.0)
Depreciation & amortization	37.1	36.9	37.2	35.7	36.8	38.6	38.8	39.7
Realignment & other charges	(0.4)	6.5	(5.3)	-	-	-	-	7.0
EBITDA	35.8	31.9	24.1	22.4	26.5	24.9	23.0	23.7
Net income (loss)	(13.0)	(13.8)	(1.6)	(33.1)	(29.9)	(16.9)	(30.2)	2.0
Earnings per share, basic	(0.36)	(0.39)	(0.05)	(0.93)	(0.84)	(0.48)	(1.15)	0.08
Gross profit as a % of revenue	54.9%	51.7%	49.5%	50.0%	53.0%	52.6%	47.0%	49.3%
EBITDA as a % of revenue	16.6%	15.1%	11.8%	11.2%	13.1%	12.2%	11.2%	12.2%

Free cash flow
Free cash flow	10.7	8.4	(1.6)	2.6	1.4	0.9	(1.7)	6.5
Change in non-cash working capital and other charges	(2.9)	(7.4)	3.7	(8.3)	32.7	(6.8)	5.1	0.4
Acquisitions	(1.6)	(0.5)	-	-	-	0.3	(20.0)	-
Increase in long-term investments	-	-	-	(0.2)	-	-	-	-
Change in right-of-way liability	(0.3)	(0.8)	(0.7)	(0.5)	(0.4)	(0.3)	(0.7)	(0.5)
Repurchase of long-term debt	-	-	-	-	(104.8)	-	-	-
Equity issued	-	-	-	-	-	5.4	35.2	-
Change in cash, cash equivalents & short-term investments	5.9	(0.3)	1.4	(6.4)	(71.1)	(0.5)	17.9	6.4
Increase (decrease) in short-term investments	(17.2)	11.3	(0.8)	(17.7)	66.0	(0.1)	(17.2)	(30.5)
Change in cash and cash equivalents	(11.3)	11.0	0.6	(24.1)	(5.1)	(0.6)	0.7	(24.1)

15